FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of September 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F   [ X ]              Form 40 - F   [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                        Yes      [   ]                     No     [ X ]

This Form 6-K consists of:

Interim Financial Statements for the period ending August 31, 2000.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   VASOGEN INC.


                                         By       /s/ Christopher  Waddick
                                                  ------------------------
                                        (Name:    Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date: September 25, 2000

TO OUR SHAREHOLDERS

            During the quarter, the Company's clinical trials in psoriasis and peripheral vascular disease reached full enrollment and results from these studies are expected during the fourth quarter. Ongoing clinical trials addressing the treatment or prevention of congestive heart failure, ischemia/reperfusion injury, and graft-versus-host disease remain on schedule to report during the first half of next year. Appointments to Vasogen's senior management team, the completion of a $20 million financing, and important research findings in support of new therapeutic targets, rounded out the quarter's significant events.

            Millions of patients with atherosclerosis, or "hardening of the arteries", have impaired function of the endothelium (the cellular lining of blood vessels), which contributes to the progression of the disease, leading to heart attack, stroke, symptoms of peripheral vascular disease, and other cardiovascular complications. The American Heart Association lists cardiovascular disease as the leading cause of death in the United States, with atherosclerosis cited as the major cause of this condition. On June 7th, the Company announced results of a pre-clinical study supporting the ability of Vasogen's immune modulation therapy, VasoCare(TM), to significantly improve the function of the vascular endothelium. The results of this research, carried out at McMaster University, Hamilton, and St. Michael's Hospital, University of Toronto, under the direction of Dr. David Courtman, Director of Research, Division of Cardiovascular and Thoracic Surgery at St. Michael's Hospital, are the subject of an abstract recently submitted to the 73rd Scientific Session of the American Heart Association.

            Findings of the McMaster study also support previously reported results from a double-blind, placebo-controlled clinical trial in patients with atherosclerosis conducted during 1999 at the University of Lund, Sweden, that demonstrated significant improvements in blood flow recovery times following temporary occlusion in patients receiving VasoCare(TM) therapy.

            The Journal of Cutaneous Medicine and Surgery (Vol. 4, No. 3, 2000) published pre-clinical results showing a significant beneficial effect of Vasogen's VAS972 immune modulation therapy. The published research, conducted under the direction of Daniel Sauder, MD, Professor and Chief of Dermatology at the University of Toronto, utilizing a well-known model of inflammatory skin disease, demonstrated a significant inhibition of immune-mediated inflammation by VAS972. This decrease in inflammation is comparable to that seen using a number of powerful but toxic immunosuppressive agents, such as cyclosporine, which are widely used to treat moderate to severe psoriasis and other autoimmune diseases. These findings, together with results previously presented at the 61st Annual Meeting of the Society for Investigative Dermatology in Chicago, demonstrating that the key regulatory cytokine IL-10 is an important mediator of the anti-inflammatory mechanism of VAS972, suggest a therapeutic potential across a wide range of autoimmune and inflammatory diseases including psoriasis, rheumatoid arthritis, multiple sclerosis, and inflammatory bowel disease.

            In support of the Company's clinical program and business development initiatives, Vasogen announced two additions to its senior management team. Clive Ward-Able, MD, was appointed Vice-President of Research & Development and Tamar Howson was appointed Director of Business Development.

            Dr. Ward-Able holds overall responsibility for directing the Company's research and development program. Dr. Ward-Able has built a successful international pharmaceutical career in South Africa, Switzerland, and the United Kingdom. He most recently held the position of Medical and Healthcare Director for Roche Products, U.K., where he was responsible for a wide range of activities, including medical affairs, clinical trials management, medical support for strategic marketing and new product introductions. Dr. Ward-Able holds a Bachelor degree in Pharmacy from Rhodes University and a Medical degree from the University of Stellenbosch, both located in South Africa.

            Tamar Howson is responsible for directing the Company's licensing and corporate partnering initiatives. Ms. Howson has developed a worldwide network of pharmaceutical and healthcare industry contacts and has extensive licensing and business development experience. She recently held the position of Senior Vice-President and Director of Worldwide Business Development at SmithKline Beecham. Ms. Howson holds an MBA in Finance and International Business from Columbia University, an MSc from City College of New York, and a BSc in Chemical Engineering from Technion in Israel.

            Finally, the Company concluded a $20 million bought deal financing with senior institutional investors, bringing Vasogen's cash position at the end of the third quarter to $42 million. With five indications in clinical trials, a solid financial position, and a strong research pipeline to support future growth, Vasogen remains committed to enhancing shareholder value through the commercial development of its proprietary immune modulation therapy for the treatment of a number of autoimmune and inflammatory diseases.



    /s/ William A. Cochrane                       /s/ David G. Elsley
    -----------------------                       -------------------
    William A. Cochrane                           David G. Elsley
    Chairman of the Board                         President and CEO

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

As at August 31                                2000           1999
-----------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                  $  2,455        $  1,281
Marketable securities                        39,824           7,785
Inventory                                       424             136
Prepaid expenses and receivables                510              51
                                           ----------------------------
                                             43,213           9,253

Capital assets                                  402             287
Less accumulated amortization                  (157)            (92)
                                           ----------------------------
                                                245             195

Acquired technology                           4,081           3,941
Less accumulated amortization                (2,246)         (1,955)
                                           ----------------------------
                                              1,835           1,986

Total Assets                               $ 45,293        $ 11,434
                                           ============================

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable &
accrued liabilities                        $    639        $    380
Shareholders' equity:
Share capital                                88,952          46,117
Deficit                                     (44,298)        (35,063)
                                           ----------------------------
                                             44,654          11,054

Total Liabilities and
shareholders' equity                       $ 45,293        $ 11,434
                                           ============================


CONSOLIDATED STATEMENTS
OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars except per share amounts)

For the nine months
ended August 31                          2000                 1999
-----------------------------------------------------------------------
Expenses:
Research and development                   $  4,556         $  3,255
General and administration                    3,233            2,635
                                           ----------------------------
                                             (7,789)          (5,890)
Investment income                               801              221
                                           ----------------------------
Loss for the period                          (6,988)          (5,669)
Deficit, beginning of period                (37,310)         (29,394)
                                           ----------------------------
Deficit, end of period                      (44,298)         (35,063)
Loss per share                             $  (0.17)        $  (0.19)
                                           ============================
*See accompanying notes.


-----------------------------------------------------------------------
*See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

For the nine months
ended August 31                              2000             1999
-----------------------------------------------------------------------
Cash provided by (used for):
  Operations:
  Loss for the period                       $ (6,988)       $ (5,669)
  Items not involving cash:
  Amortization of capital assets
  and technology                                 241             185
  Services provided for common shares            233             259
  Changes in non-cash working capital           (684)           (199)
                                           ----------------------------
                                              (7,198)         (5,424)
 Financing:
  Shares issued for cash                      35,650           9,825
  Warrants exercised for cash                  5,169             493
  Options exercised for cash                   1,946             172
  Share issue costs                           (1,798)           (770)
                                           ----------------------------
                                              40,967           9,720
Investing:
  Increase in acquired technology                  -            (300)
  Maturities (purchases) of
  marketable securities                      (32,248)         (3,657)
  Increase in capital assets                    (103)           (129)
                                           ----------------------------
                                             (32,351)         (4,086)

Foreign exchange gain (loss)
  on cash held in foreign currency                 6              (2)
  Increase (decrease) in cash and
  cash equivalents                             1,424             208
  Cash and cash equivalents,
  beginning of period                          1,031           1,073
  Cash and cash equivalents,
  end of period                             $  2,455        $  1,281
                                           ============================


Notes to the Consolidated Financial Statements

(1) Share Capital:
                                                    Number Outstanding
Security Description                                at August 31, 2000
-----------------------------------------------------------------------
Common Shares                                          43,681,698
Options                                                 1,517,550
Warrants                                                1,483,249

(2) Certain amounts in the prior period have been reclassified to conform with the presentation used in the current period.